UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Go Public II, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Mu Chun Lin 81 Hao Lou, Zong Bu Qi Ye Ji Di, Gao Xin Qu, Ying Chun Ji. Zheng zhou City, Henan Province PRC, China

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Mu Chun Lin

81 Hao Lou,

Zong Bu Qi Ye Ji Di,

Gao Xin Qu, Ying Chun Ji. Zheng zhou City,

May 26, 2015

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   ☐

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Mu Chun Lin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
20,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
20,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            20,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              100%

(14)	TYPE OF REPORTING PERSON

                                               IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Go Public II, Inc., a Delaware corporation, with a mailing address of 780 Reservoir Avenue, #123, Cranston, RI.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Mu Chun Lin hereinafter sometimes referred to as the “Reporting Person.” Mr. Mu Chun Lin’s address is Mr. Mu Chun Lin, 81 Hao Lou, Zong Bu Qi Ye Ji Di, Gao Xin Qu, Ying Chun Ji. Zheng zhou City, Henan Province PRC, China.

During the past ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 26, 2015, the Reporting Person, and Thomas DeNunzio executed a Share Cancellation Agreement, pursuant to which Thomas DeNunzio cancelled 20,000,000 shares of the issuer’s common stock which was held by Mr. DeNunzio in exchange for $34,900. Concurrently, Reporting person was issued 20,000,000 shares of Issuer’s common stock to carry out its business plan.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer based on a share cancellation agreement of 20,000,000 shares of common stock held by Thomas DeNunzio and the issuance of 20,000,000 shares of Issuer’s common stock to Mu Chun Lin. The transaction closed on May 26, 2015.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mu Chun Lin beneficially owns 20,000,000 shares of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: May 29, 2014

/s/ Mu Chun Lin
Mu Chun Lin